TYPE:  SC 13G/A
 SEQUENCE:  1
 DESCRIPTION:  SC 13G/a



                       Securities and Exchange Commission

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G
                                  Amendment No. 2

                               AMC Financial, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    001642107
                                 (CUSIP NUMBER)

                        December 31, 2002
        (Date of Event Requires Filing of This Statement)

Check appropriate box to designate the rule pursuant to which this schedule is filed:
          [X] Rule 13d-1(b)
          [  ] Rule 13d-1(c)
          [  ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange
Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)         Name of Reporting Person:        CNA Financial Corporation

           SS or IRS Identification         36-6169860
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       308,371
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 308,371

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       308,371

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       4.0%

12)        Type of Reporting
           Person (See Instructions)                            HC


Under Illinois Law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.



1)         Name of Reporting Person:        Loews Corporation

           SS or IRS Identification         13-2646102
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of             (5)  Sole Voting Power         0
           Shares
           Beneficially Owned    (6)  Shared Voting Power       308,371
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 308,371

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       308,371

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       4.0%

12)        Type of Reporting
           Person (See Instructions)                            HC


Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.



1)         Name of Reporting Person:        Continental Casualty Company

           SS or IRS Identification         36-2114545
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Illinois

           Number of             (5)  Sole Voting               0
           Shares
           Beneficially Owned    (6)  Shared Voting             308,371
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    0

                                 (8)  Shared Dispositive Power: 308,371

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       308,371

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       4.0%

12)        Type of Reporting
           Person (See Instructions)                            IC


Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim beneficial ownership of the securities identified herein.



Item 1(a)  Name of Issuer.          AMC Financial, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

                        AMC Financial, Inc.
                        11111 Wilcrest Green, Suite 250
                        Houston, Texas 77042

Item 2(a)  Name of Persons Filing.          CNA Financial Corporation
                                            Loews Corporation
                                            Continental Casualty Company

Item 2(b)  Address of Principal Business Office:

           Continental Casualty Company - CNA Plaza, Chicago, Illinois 60685 CNA Financial Corporation - CNA Plaza, Chicago, Illinois 60685 Loews Corporation - 667 Madison Avenue, New York, New York 10021-8087


Item 2(c)  Citizenship:

           Continental Casualty Company - State of Illinois
           CNA Financial Corporation    - State of Delaware
           Loews Corporation            - State of Delaware


Item 2(d)  Title of Class of Securities

                                            Common Stock

Item 2(e)  CUSIP Number.                    001642107

Item 3. The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

(g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.) or an Insurance Company (IC).

Item 4.    Ownership.

Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control.)

                                     Continental    CNA          Loews
                                     Casualty       Financial    Corporation
                                     Company        Corporation

(a)   Amount Beneficially Owned: 308,371         308,371       308,371

(b)   Percent of Class               4.0%           4.0%         4.0%



Item 4.

                                     Continental    CNA          Loews
                                     Casualty       Financial    Corporation
                                     Company        Corporation


(c) Number of shares as to which such person has:

     (i)   sole power to vote or
           to direct the vote          0             0           0


     (ii)  shared power to vote
           or to direct vote           308,371       308,371     308,371

    (iii)  sole power to dispose or
           to direct disposition of    0             0           0

     (iv)  shared power to dispose or
           to direct disposition       308,371       308,371     308,371


Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner ( X)


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

           Continental Casualty Company, an Illinois insurance company (IC). (See Exhibit 1.)

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.

Item 10.   Certification of CNA Financial Corporation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2003
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary










Item 10.   Certification of Loews Corporation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 10,  2003
             Date




/s/     Gary W. Garson
             Signature

Gary W. Garson
Senior Vice President, Secretary and General Counsel










Item 10.   Certification of Continental Casualty Company.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2003
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary









                                    Exhibit 1

Loews Corporation holds approximately 90% of the equity of CNA Financial Corporation.

CNA Financial Corporation owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.



                                    Exhibit 2

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL CASUALTY COMPANY

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary


CNA FINANCIAL CORPORATION

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary


LOEWS CORPORATION

/s/ Gary W. Garson
             Signature

Gary W. Garson
Senior Vice President, Secretary and General Counsel